FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2008
QUEBECOR MEDIA INC.

(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                   .]

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated August 5, 2008;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2008; and

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 6-Month Period ended June 30, 2008.

August 5, 2008
For immediate release
Quebecor Inc. reports consolidated results for second quarter 2008
Quebecor Inc. consolidates the financial results of its Quebecor Media Inc. subsidiary, in which it holds a 54.7% interest.
Highlights since end of first quarter 2008
•	Quebecor’s second quarter 2008 revenues amount to $942.3 million, up $127.0 million (15.6%) from second quarter 2007.
•	Operating income: up $46.3 million (20.1%) to $277.0 million.
•	Income from continuing operations: up $7.4 million ($0.12 per basic share) or 14.8% to $57.3 million ($0.89 per basic share), compared with $49.9 million ($0.77 per basic share) in the same period of 2007.
•	Adjusted income from continuing operations (excluding gains and losses on valuation and translation of financial instruments and the reserve for restructuring of operations): up $3.9 million ($0.07 per basic share) or 10.4% to $41.4 million ($0.65 per basic share) in second quarter 2008.
•	Cable segment: operating income up $36.5 million (25.1%). Quarter-over-quarter net customer growth: +51,300 for cable telephone service, +23,600 for cable Internet access, +7,800 for all cable television services combined (including 27,700 customer increase for illico Digital TV), +4,700 activated phones for wireless telephone service.
•	Spectrum auction for third generation Advanced Wireless Services (AWS): Quebecor Media is successful bidder on 17 operating licences covering areas including all of Québec for $554.6 million.
•	Videotron Ltd. issues US$455.0 million aggregate principal amount of Senior Notes.
•	Videotron amends senior secured credit facility to raise commitments from $450.0 million to $575.0 million and extend maturity date to April 2012.
•	Agreement in principle on July 2, 2008 ends labour dispute at Le Journal de Québec.
Montréal, Québec — Quebecor’s consolidated revenues from continuing operations increased by $127.0 million (15.6%) to $942.3 million in the second quarter of 2008. The most significant increases were in the following segments:
•	Cable (up $75.6 million or 20.3% of segment revenues) reflecting continued customer growth for all services;
•	Newspapers ($65.7 million or 27.2%) due primarily to the impact of the acquisition of Osprey Media Income Fund in August 2007;
•	Broadcasting ($4.5 million or 4.2%).
Quebecor’s operating income from continuing operations rose $46.3 million (20.1%) to $277.0 million, with increases in the following segments:
•	Cable (up $36.5 million or 25.1% of segment operating income), due mainly to customer growth;
•	Newspapers ($17.9 million or 32.7%) due primarily to the acquisition of Osprey Media.

“Once again, Quebecor’s very positive results were spearheaded by robust numbers in the Cable segment, which continued to log strong customer growth for all its services,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “At the conclusion of the spectrum auction for Advanced Wireless Services, Quebecor Media held standing high bids on 17 operating licences, covering all of Québec and part of the Toronto area. This is a key strategic development for Quebecor Media, since consumer demand for Advanced Wireless Services is expected to increase substantially in the coming years. With the addition of this product, Quebecor is poised to embark on a new round of growth by offering its Cable segment customers a still more complete and competitive array of cable and telecommunications services.”
Quebecor Inc.
Second quarter financial highlights — 2004 to 2008
(in millions of Canadian dollars)

	2008	2007	2006	2005	2004
Revenues	$942.3	$815.3	$739.9	$669.1	$613.6
Operating income	277.0	230.7	207.2	194.5	191.3
Income from continuing operations[1]	57.3	49.9	17.7	60.8	3.9
Adjusted income from continuing operations[1,2]	41.4	37.5	30.5	16.9	11.2

[1]	See “Quebecor Inc. — Discontinued operations” below.

[2]	See “Adjusted income from continuing operations” below.
•	Quebecor’s income from continuing operations was $57.3 million ($0.89 per basic share) in the second quarter of 2008, compared with $49.9 million ($0.77 per basic share) in the second quarter of 2007. The increase of $7.4 million ($0.12 per basic share) was due primarily to:
•	$46.3 million increase in operating income;
•	favourable variation of $16.9 million in gains and losses on valuation and translation of financial instruments, resulting primarily from $16.5 million favourable change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines.
Partially offset by:
•	$24.1 million increase in financial expenses, mainly as a result of higher indebtedness;
•	$15.7 million increase in income tax expense and $11.7 million increase in non-controlling interest.
Adjusted income from continuing operations
•	Adjusted income from continuing operations equals income from continuing operations excluding gains and losses on valuation and translation of financial instruments and the reserve for restructuring of operations. Adjusted income from continuing operations was $41.4 million in the second quarter of 2008 ($0.65 per basic share), compared with $37.5 million ($0.58 per basic share) in the same period of 2007, an increase of $3.9 million ($0.07 per basic share), or 10.4%.

Year-to-date
•	Quebecor’s consolidated revenues from continuing operations were $1.82 billion, an increase of $253.0 million (16.2%). The most significant revenue increases were in Cable ($147.4 million or 20.2% of segment revenues), Newspapers ($112.8 million or 24.4%) and Broadcasting ($17.7 million or 8.9%), essentially due to the same factors as those noted above in the discussion of the second quarter results.
•	Quebecor’s operating income from continuing operations was $533.4 million, an increase of $119.1 million (28.7%). The largest increases were in Cable ($83.4 million or 28.3% of segment operating income), Newspapers ($29.2 million or 32.7%) and Broadcasting ($8.3 million or 33.5%).
•	Quebecor’s income from continuing operations was $102.1 million ($1.59 per basic share) in the first half of 2008, compared with $53.1 million ($0.82 per basic share) in the same period of 2007. The increase of $49.0 million ($0.77 per basic share) was mainly due to:
•	$119.1 million increase in operating income;
•	favourable variation of $46.5 million in gains and losses on valuation and translation of financial instruments, resulting primarily from $16.5 million favourable change in accounting estimates of the fair value of derivative financial instruments, reflecting market developments and recent accounting guidelines, and favourable variations in the fair value of exchangeable debentures ($13.7 million) and of embedded derivatives and other instruments ($16.3 million).
Partially offset by:
•	$39.7 million increase in financial expenses, mainly as a result of higher indebtedness;
•	$48.2 million increase in income tax expense and $21.6 million increase in non-controlling interest.
Adjusted income from continuing operations
•	Adjusted income from continuing operations equals income from continuing operations excluding gains and losses on valuation and translation of financial instruments and the reserve for restructuring of operations. Adjusted income from continuing operations was $75.7 million in the first half of 2008 ($1.19 per basic share), compared with $54.1 million ($0.84 per basic share) in the same period of 2007, an increase of $21.6 million ($0.35 per basic share) or 40.0%.
Dividend
On August 4, 2008, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on September 15, 2008 to shareholders of record at the close of business on August 21, 2008.
Quebecor Inc. — Discontinued operations
On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since that date, in accordance with generally accepted accounting principles, Quebecor’s investment in Quebecor World has no longer been consolidated, Quebecor’s investment in Quebecor World has been valued at zero, and Quebecor World’s activities are considered discontinued operations for the purposes of Quebecor’s consolidated financial statements.

Quebecor World’s operating results have been restated and are reported in the financial statements under the item “Income (loss) from discontinued operations,” and the cash flows provided by these operations have been restated and are reported in the financial statements under the item “Cash flows (used in) provided by discontinued operations.”
The results of discontinued operations include the $17.7 million net loss (net of non-controlling interest) recognized by Quebecor World for the period of January 1 to 21, 2008, compared with a net loss of $27.4 million (net of non-controlling interest) reported in the first half of 2007.
At January 21, 2008, the Company’s consolidated balance sheet included a net asset deficiency of $761.3 million, representing the excess of the liabilities and non-controlling interest related to Quebecor World over Quebecor World’s assets. At January 21, 2008, the Company also had net losses accumulated in other comprehensive income in the amount of $326.5 million, net of income tax, consisting primarily in accumulated currency translation losses in connection with the net investment in Quebecor World. Therefore, the results of discontinued operations for the first quarter of 2008 also include a net gain of $399.7 million in respect of the difference between the reversal of the net asset deficiency and the reclassification in the results of the net losses accumulated in other comprehensive income as of the deconsolidation date, January 21, 2008, net of the $35.1 million decrease in future income tax assets related to the investment in Quebecor World.
These procedures will have no material impact on the operations of Quebecor Media.
Detailed financial information
For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2008, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.
Conference call for investors and webcast
Quebecor Inc. will hold a conference call to discuss the second quarter 2008 results of Quebecor and Quebecor Media on August 5, 2008, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 7746798#. A tape recording of the call will be available from August 5 through September 5, 2008, by dialling 1 877 293-8133, access code 668008#. The conference call will also be broadcast live on the Quebecor Inc. website at www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor Inc.’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor Inc.’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in Quebecor Inc.’s Management Discussion and Analysis for the year ended December 31, 2007.
The forward-looking statements in this press release reflect Quebecor’s forecasts as of August 5, 2008, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.
The Company
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest publisher of newspapers in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publisher and distributor Quebecor Media Book Group Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.
Information:

Louis Morin Vice President and Chief Financial Officer 514 380-1912	Luc Lavoie Executive Vice President, Corporate Affairs 514 380-1974 514 947-6672 (mobile) lavoie.luc@quebecor.com

SEGMENTED ANALYSIS
Quebecor Media
Summary of results
(in millions of Canadian dollars)

		Three months		Six months
		ended June 30		ended June 30
	2008	2007	2008	2007
Revenues	$942.3	$815.3	$1,819.4	$1,566.4
Operating income	281.8	234.9	534.2	423.1
Second quarter revenues and operating income — 2004 to 2008
(in millions of Canadian dollars)

	2008	2007	2006	2005	2004
Revenues	$942.3	$815.3	$739.9	$669.1	$613.6
Operating income	281.8	234.9	207.2	193.5	192.0
Cable segment
Second quarter 2008
Revenues: $447.5 million, an increase of $75.6 million (20.3%).
•	Combined revenues from all cable television services increased $21.6 million (11.9%) to $203.6 million due to the impact of customer base growth, increases in some rates, the favourable impact of the increase in the illico Digital TV customer base on revenues from illico on Demand, pay TV, pay-per-view and set-top boxes, and subscriber growth for the high definition package.
•	Revenues from the illico Digital TV service, excluding related services, increased $23.1 million (27.8%) to $106.3 million. The performance of illico Digital TV more than compensated for decreased revenues from analog cable television services.
•	Revenues from Internet access services increased $21.9 million (21.4%) to $124.2 million. The improvement was mainly due to customer growth, as well as heavier consumption by existing customers and rate increases.
•	Revenues from cable telephone service increased $25.7 million (58.1%) to $69.9 million, primarily because of customer growth as well as higher long-distance revenues.
•	Revenues from wireless telephone service increased $3.9 million to $7.9 million due to customer growth.
•	Revenues of Le SuperClub Vidéotron ltée increased $0.3 million (2.4%) to $13.0 million, primarily because of higher retail sales, rental revenues and royalties, partially offset by the unfavourable impact of the sale of the StarStruck Entertainment chain.
Average monthly revenue per user: $81.59, compared with $69.95 in the same quarter of 2007, an increase of $11.64 (16.6%).
Customer statistics — Net customer growth in second quarter 2008:
•	cable telephone service: +51,300 (+55,000 in 2007);
•	cable Internet access: +23,600 (+26,000 in 2007);

•	all cable television services combined (i.e., net increase for analog service and illico Digital TV): +7,800 (+1,800 in 2007), including 27,700 more customers for illico Digital TV (+26,200 in 2007);
•	wireless telephone service: +4,700 activated phones (+10,400 in 2007).
Table
Cable segment end-of-quarter customer numbers since end of December 2006
(in thousands of customers)

	June 08	March 08	Dec. 07	Sept. 07	June 07	March 07	Dec. 06
Cable television:
Analog	829.5	849.4	869.9	896.0	905.4	929.8	948.8
Digital	830.5	802.8	768.2	720.3	679.1	652.9	623.6

Total cable television	1,660.0	1,652.2	1,638.1	1,616.3	1,584.5	1,582.7	1,572.4
Cable Internet	988.9	965.3	933.0	898.9	853.9	827.9	792.0
Cable telephone	742.9	691.6	636.4	573.8	503.7	448.7	397.8
Wireless telephone	54.6	49.9	45.1	38.7	30.7	20.3	11.8
Operating income: $182.2 million in the second quarter of 2008, an increase of $36.5 million (25.1%).
•	The increase was due primarily to:
•	customer growth for all services;
•	increases in some rates and in volumes;
•	$13.0 million favourable variance in expenses related to Quebecor Media’s stock option plan, which are charged to its operating segments as a direct charge to reflect participation by segment managers in the plan and management fees.
Partially offset by:
•	unfavourable variance of $16.7 million related to recognition in the second quarter of 2008 of a $19.5 million charge for CRTC Part II licence fees for the period of September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008.
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods are restated to reflect the Part II licence fee adjustment, the segment’s operating income increased 25.2% in the second quarter of 2008, compared with 30.5% in the same quarter of 2007.
Year-to-date
Revenues: $878.1 million, an increase of $147.4 million (20.2%) essentially due to the same factors as those noted above in the discussion of second quarter results.
Customer statistics — Net customer growth in first half of 2008:
•	Cable telephone service: +106,500 (+105,900 in 2007);
•	Cable Internet access: +55,900 (+61,900 in 2007);
•	All cable television services combined (i.e., net increase for analog service and illico Digital TV): +21,900 (+12,100 in 2007), including 62,300 more customers for illico Digital TV (+55,500 in 2007);
•	Wireless telephone service: +9,500 activated phones (+18,900 in 2007).
Operating income: $378.1 million, an increase of $83.4 million (28.3%).

Newspapers segment
Second quarter 2008
Revenues: $307.5 million, an increase of $65.7 million (27.2%).
•	The increase was mainly due to the impact of the acquisition of Osprey Media ($57.0 million), which closed in August 2007.
•	Excluding the impact of that acquisition, combined revenues from commercial printing and other sources increased 63.1%, advertising revenues increased 1.5% and circulation revenues decreased 6.3%.
•	The revenues of the urban dailies decreased 0.7% in the second quarter of 2008; excluding the acquisition of Osprey Media, the revenues of the community newspapers increased 2.9%.
•	In the urban dailies group, the revenues of the free dailies increased 34.6% due to strong results posted by the Vancouver, Montréal, Calgary and Edmonton dailies.
Operating income: $72.6 million, an increase of $17.9 million (32.7%).
•	The increase was due primarily to:
•	impact of the acquisition of Osprey Media ($14.5 million);
•	$3.7 million favourable impact of charges related to Quebecor Media’s stock option plan;
•	lower newsprint costs.
Partially offset by:
•	impact of the decrease in Sun Media Corporation’s revenues, on a comparable basis;
•	expenditures related to the start-up of Quebecor MediaPages.
•	The combined operating losses of the free dailies decreased 32.6% in the second quarter of 2008.
Year-to-date
Revenues: $574.9 million, an increase of $112.8 million (24.4%) due mainly to the acquisition of Osprey Media ($107.1 million), which closed in August 2007.
Operating income: $118.4 million, an increase of $29.2 million (32.7%).
Broadcasting segment
Second quarter 2008
Revenues: $111.0 million, an increase of $4.5 million (4.2%).
•	Revenues from broadcasting operations increased $4.8 million, mainly because of:
•	higher advertising and other revenues at the TVA Network;
•	higher subscription revenues and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv, Mystery and Les idées de ma maison).
•	Distribution revenues decreased $0.8 million, mainly as a result of a decrease in video revenues in comparison with the same period of 2007.
•	Publishing revenues were flat in comparison with the same period of 2007.
Operating income: $21.7 million, a decrease of $0.4 million (-1.8%).

•	Operating income from broadcasting operations decreased $1.4 million, mainly because of:
•	unfavourable variance of $4.9 million related to recognition in the second quarter of 2008 of a $5.7 million charge for CRTC Part II licence fees for the period of September 1, 2006 to June 30, 2008 following the Federal Court of Appeal decision of April 29, 2008;
•	higher operating costs at the specialty channels;
•	higher production costs at the TVA Network.
Partially offset by:
•	favourable impact of increased revenues at the general-interest and specialty channels;
•	decreased selling and administrative expenses at the TVA Network.
•	Operating income from distribution operations was flat in comparison with the same period of 2007.
•	Operating income from publishing operations increased by $1.1 million, mainly as a result of reductions in advertising, marketing and distribution expenses.
Year-to-date
Revenues: $217.5 million, an increase of $17.7 million (8.9%).
Operating income: $33.1 million, an increase of $8.3 million (33.5%).
Leisure and Entertainment segment
Second quarter 2008
Revenues: $63.7 million, a decrease of $18.0 million (-22.0%).
•	27.1% decrease in revenues at Quebecor Media Book Group Inc., due largely to the loss of distribution contracts with two publishing houses and decreased sales in the academic segment.
•	18.9% decrease in revenues at Archambault Group Inc., mainly because of fewer CDs released and distributed and lower retail sales of music.
Operating income: $2.2 million, a decrease of $5.6 million (-71.8%) compared with the second quarter of 2007 due primarily to the impact of the revenue decrease.
Year-to-date
Revenues: $126.3 million, a decrease of $20.5 million (-14.0%).
Operating income: $0.6 million, a decrease of $7.0 million (-92.1%).
Interactive Technologies and Communications segment
Second quarter 2008
Revenues: $23.4 million, an increase of $1.5 million (6.8%).
•	The increase was mainly due to:
•	impact of increased volumes from customers in Europe, particularly France, as well as in Asia, which was partially offset by a decrease in volume from governmental organizations in Québec.

Operating income: $1.8 million, an increase of $0.9 million (100.0%) due primarily to the higher revenues and higher operating margins in Canada and France.
Year-to-date
Revenues: $44.0 million, an increase of $1.1 million (2.6%).
Operating income: $1.1 million, a decrease of $0.3 million (-21.4%).
Internet/Portals segment
Second quarter 2008
Revenues: $13.2 million, an increase of $1.5 million (12.8%).
•	15.2% increase in revenues at special-interest portals, primarily attributable to revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL Ltd. and higher revenues at the jobboom.com site.
•	8.7% increase in revenues at the general-interest portals, due essentially to new websites.
Operating income: $1.1 million, a decrease of $0.3 million (-21.4%) due mainly to the impact of the cost of introducing a new business development strategy and investment in new products.
Year-to-date
Revenues: $25.2 million, an increase of $2.1 million (9.1%).
Operating income: $1.3 million, a decrease of $1.8 million (-58.1%).
Financing activities
On April 15, 2008, Videotron issued US$455.0 million aggregate principal amount of Senior Notes for net proceeds of $449.3 million before financing expenses.
On April 8, 2008, Videotron amended its senior secured credit facility to increase commitments under the facility from $450.0 million to $575.0 million and extend the maturity date to April 2012. Videotron may further increase commitments under the facility by an additional $75.0 million subject to certain conditions, bringing the total to $650.0 million.
Quebecor Media made cash deposits in trust totalling $217.9 million in connection with the 3G spectrum auction.

DEFINITIONS
Operating income
In its analysis of operating results, the Company defines operating income or loss, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, reserve for restructuring of operations, income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. The following table reconciles Quebecor’s operating income with the closest Canadian GAAP measure.

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Six months ended
		June 30		June 30
	2008	2007	2008	2007
Operating income:
Cable	$182.2	$145.7	$378.1	$294.7
Newspapers	72.6	54.7	118.4	89.2
Broadcasting	21.7	22.1	33.1	24.8
Leisure and Entertainment	2.2	7.8	0.6	7.6
Interactive Technologies and Communications	1.8	0.9	1.1	1.4
Internet/Portals	1.1	1.4	1.3	3.1
Head office	(4.6)	(1.9)	0.8	(6.5)

	277.0	230.7	533.4	414.3
Amortization	(80.1)	(72.0)	(158.4)	(142.1)
Financial expenses	(79.5)	(55.4)	(152.4)	(112.7)
Gain (loss) on valuation and translation of financial instruments	25,6	8,7	39,2	(7,3)
Reserve for restructuring of operations	(1.3)	(5.1)	(2.9)	(12.1)
Income tax	(26.2)	(10.5)	(70.3)	(22.1)
Non-controlling interest	(58.2)	(46.5)	(86.5)	(64.9)
(Loss) income from discontinued operations	—	(6.7)	383.3	(24.5)

Net income	$57.3	$43.2	$485.4	$28.6

Average Monthly Revenue per User
Average monthly revenue per user (ARPU) is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)
(unaudited)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
REVENUES
Cable	$447.5	$371.9	$878.1	$730.7
Newspapers	307.5	241.8	574.9	462.1
Broadcasting	111.0	106.5	217.5	199.8
Leisure and Entertainment	63.7	81.7	126.3	146.8
Interactive Technologies and Communications	23.4	21.9	44.0	42.9
Internet/Portals	13.2	11.7	25.2	23.1
Head office and inter-segment	(24.0)	(20.2)	(46.6)	(39.0)

	942.3	815.3	1,819.4	1,566.4
Cost of sales and selling and administrative expenses	665.3	584.6	1,286.0	1,152.1
Amortization	80.1	72.0	158.4	142.1
Financial expenses	79.5	55.4	152.4	112.7
(Gain) loss on valuation and translation of financial instruments	(25.6)	(8.7)	(39.2)	7.3
Reserve for restructuring of operations	1.3	5.1	2.9	12.1

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	141.7	106.9	258.9	140.1
Income taxes:
Current	3.4	(0.4)	2.3	(2.3)
Future	22.8	10.9	68.0	24.4

	26.2	10.5	70.3	22.1

	115.5	96.4	188.6	118.0
Non-controlling interest	(58.2)	(46.5)	(86.5)	(64.9)

INCOME FROM CONTINUING OPERATIONS	57.3	49.9	102.1	53.1
Income (loss) from discontinued operations	—	(6.7)	383.3	(24.5)

NET INCOME	$57.3	$43.2	$485.4	$28.6

EARNINGS PER SHARE
Basic
From continuing operations	$0.89	$0.77	$1.59	$0.82
From discontinued operations	—	(0.10)	5.96	(0.38)
Net income	0.89	0.67	7.55	0.44
Diluted
From continuing operations	0.88	0.76	1.58	0.81
From discontinued operations	—	(0.10)	5.96	(0.38)
Net income	0.88	0.66	7.54	0.43
Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3

Weighted average number of diluted shares (in millions)	64.4	64.7	64.4	64.7

QUEBECOR INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Income from continuing operations before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, reserve for restructuring of operations, income taxes and non-controlling interest

Cable	$182.2	$145.7	$378.1	$294.7
Newspapers	72.6	54.7	118.4	89.2
Broadcasting	21.7	22.1	33.1	24.8
Leisure and Entertainment	2.2	7.8	0.6	7.6
Interactive Technologies and Communications	1.8	0.9	1.1	1.4
Internet/Portals	1.1	1.4	1.3	3.1
Head office	(4.6)	(1.9)	0.8	(6.5)

	$277.0	$230.7	$533.4	$414.3

Amortization
Cable	$57.0	$54.9	$113.5	$108.9
Newspapers	15.7	10.2	30.4	19.6
Broadcasting	3.5	3.4	6.9	6.6
Leisure and Entertainment	1.9	2.1	3.7	4.1
Interactive Technologies and Communications	1.0	0.7	1.9	1.5
Internet/Portals	0.8	0.4	1.5	0.7
Head Office	0.2	0.3	0.5	0.7

	$80.1	$72.0	$158.4	$142.1

Additions to property, plant and equipment
Cable	$105.7	$68.8	$202.1	$157.1
Newspapers	6.5	12.7	40.5	29.9
Broadcasting	4.9	2.8	7.4	6.3
Leisure and Entertainment	2.3	0.2	3.7	0.4
Interactive Technologies and Communications	0.9	0.6	1.4	1.5
Internet/Portals	2.6	1.5	4.2	2.4
Head office	2.8	6.5	7.4	10.3

	$125.7	$93.1	$266.7	$207.9

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)
(unaudited)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net income	$57.3	$43.2	$485.4	$28.6
Other comprehensive income (loss), net of income taxes and non-controlling interest:
Unrealized (loss) gain on translation of net investments in foreign operations	(0.1)	(0.7)	1.2	(0.8)
Unrealized (loss) gain on derivative financial instruments	(31.9)	3.1	(22.1)	8.1
Other comprehensive loss from discontinued operations	—	(69.0)	—	(75.5)
Reclassification to income of other comprehensive loss related to discontinued operations	—	—	326.5	1.2

	(32.0)	(66.6)	305.6	(67.0)

COMPREHENSIVE INCOME	$25.3	$(23.4)	$791.0	$(38.4)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in millions of Canadian dollars)
(unaudited)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Balance at beginning of period, as previously reported	$816.4	$1,368.1	$412.1	$1,385.9
Cumulative effect of changes in an accounting policy	—	—	(20.6)	—

Balance at beginning of period, as revised	816.4	1,368.1	391.5	1,385.9
Net income	57.3	43.2	485.4	28.6

	873.7	1,411.3	876.9	1,414.5
Discontinued operations — Redemption of convertible notes	—	8.3	—	8.3
Dividends	(3.2)	(3.2)	(6.4)	(6.4)

Balance at end of period	$870.5	$1,416.4	$870.5	$1,416.4

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)
(unaudited)	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Cash flows related to operations
Income from continuing operations	$57.3	$49.9	$102.1	$53.1
Adjustments for:
Amortization of property, plant and equipment	74.1	69.7	146.8	137.4
Amortization of deferred charges and other assets	6.0	2.3	11.6	4.7
(Gain) loss on valuation and translation of financial instruments	(25.6)	(8.7)	(39.2)	7.3
Amortization of financing costs and long-term debt discount	2.3	1.0	4.3	2.0
Future income taxes	22.8	10.9	68.0	24.4
Non-controlling interest	58.2	46.5	86.5	64.9
Other	1.7	(0.4)	2.1	(2.9)

	196.8	171.2	382.2	290.9
Net change in non-cash balances related to operations	(10.0)	(3.2)	(157.3)	(39.8)

Cash flows provided by continuing operations	186.8	168.0	224.9	251.1
Cash flows provided by discontinued operations	—	96.7	20.5	174.1

Cash flows provided by operations	186.8	264.7	245.4	425.2

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(52.2)	(1.8)	(138.5)	(5.8)
Business disposals, net of cash and cash equivalents	—	—	1.2	—
Additions to property, plant and equipment	(125.7)	(93.1)	(266.7)	(207.9)
Additions to other assets	(3.9)	(1.2)	(6.5)	(1.3)
(Increase) decrease in cash and cash equivalents in trust and temporary investments	(218.0)	2.4	(218.0)	2.4
Other	2.3	1.8	1.4	4.6

Cash flows used in continuing investing activities	(397.5)	(91.9)	(627.1)	(208.0)
Cash flows used in discontinued investing activities and cash and cash equivalents of Quebecor World Inc. at the date of deconsolidation	—	(60.4)	(117.7)	(113.6)

Cash flows used in investing activities	(397.5)	(152.3)	(744.8)	(321.6)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(14.4)	(10.7)	23.1	(9.8)
Issuance of long-term debt, net of financing fees	449.3	2.0	449.8	10.3
Net repayements under revolving bank facilities	(208.1)	(54.8)	(54.8)	(12.1)
Repayments of long-term debt	(4.5)	(5.3)	(12.9)	(10.7)
Dividends	(6.4)	(3.2)	(6.4)	(6.4)
Dividends paid to non-controlling shareholders	(0.8)	(6.0)	(1.5)	(12.1)
Other	—	0.7	2.6	0.8

Cash flows provided by (used in) continuing financing activities	215.1	(77.3)	399.9	(40.0)
Cash flows provided by (used in) discontinued financing activities	—	(16.3)	37.3	(7.2)

Cash flows provided by (used in) financing activities	215.1	(93.6)	437.2	(47.2)

Net increase (decrease) in cash and cash equivalents	4.4	18.8	(62.2)	56.4
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.2)	(21.6)	0.2	(37.1)
Cash and cash equivalents at beginning of period	0.3	56.8	66.5	34.7

Cash and cash equivalents at end of period	$4.5	$54.0	$4.5	$54.0

Cash and cash equivalents consist of
Cash	$3.4	$22.0	$3.4	$22.0
Cash equivalents	1.1	32.0	1.1	32.0

	$4.5	$54.0	$4.5	$54.0

Continuing operations
Cash interest payments	$83.9	$53.8	$144.0	$112.3
Cash income tax payments (net of refunds)	4.1	1.0	16.2	(1.3)

QUEBECOR INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	June 30	December 31
	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4.5	$66.5
Cash and cash equivalents in trust and temporary investments	223.4	5.4
Accounts receivable	468.0	1,513.4
Income taxes	8.9	25.9
Inventories and investments in televisual products and movies	160.2	529.9
Prepaid expenses	43.1	51.1
Future income taxes	139.8	223.7

	1,047.9	2,415.9
PROPERTY, PLANT AND EQUIPMENT	2,265.4	4,121.1
FUTURE INCOME TAXES	50.3	65.1
RESTRICTED CASH	—	53.8
OTHER ASSETS	466.4	664.7
GOODWILL	4,142.6	4,417.8

	$7,972.6	$11,738.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$40.0	$88.6
Accounts payable and accrued charges	599.1	1,715.1
Deferred revenue	209.0	222.7
Income taxes	6.4	58.0
Future income taxes	—	1.2
Short-term secured financing	—	453.5
Current portion of long-term debt	27.9	1,028.4

	882.4	3,567.5
LONG-TERM DEBT	3,562.7	4,393.8
EXCHANGEABLE DEBENTURES	29.2	79.4
DERIVATIVE FINANCIAL INSTRUMENTS	487.6	599.8
OTHER LIABILITIES	114.1	407.6
FUTURE INCOME TAXES	432.0	514.7
PREFERRED SHARES OF A SUBSIDIARY	—	175.0
NON-CONTROLLING INTEREST	1,263.7	1,563.7
SHAREHOLDERS’ EQUITY
Capital stock	346.6	346.6
Retained earnings	870.5	412.1
Accumulated other comprehensive loss	(16.2)	(321.8)

	1,200.9	436.9

	$7,972.6	$11,738.4

Supplementary Disclosure
Second Quarter 2008
Safe Harbor Act
Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

For additional information, please contact
Louis Morin, Vice President and Chief Financial Officer, at 514 380-1912 or
Jean-François Pruneau, Treasurer, at 514 380-4144
Investor.relations@Quebecor.com

QUEBECOR MEDIA INC.

Supplementary Disclosure
June 30, 2008
Debt

(all amounts in millions of Canadian dollars)
Quebecor Media Inc.
Revolving credit facility due in 2011 (availability: $100)		—
Export financing due in 2015		$62.5
Term loan “A” due in 2011		96.4
Term loan “B” due in 2013		345.8
7 3/4% Senior Notes due in 2016		1,196.5

		1,701.2

Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		21.0
6 7/8% Senior Notes due in 2014		670.8
6 3/8% Senior Notes due in 2015		177.8
9 1/8% Senior Notes due in 2018		456.9

		1,326.5

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		10.0
Term loan “C” due in 2012		38.6
7 5/8% Senior Notes due in 2013		205.2

		253.8

Osprey Media Publishing Inc.
Revolving credit facility due in 2011 (availability: $65)		—
Term loan due in 2011		132.4

		132.4

TVA Group Inc. and its subsidiaries		99.4
Other		38.9

Total Quebecor Media inc.		$3,552.2

Cross-Currency Derivative Instruments (FX Rate Differential)[1]		419.5

Cash-on-Hand Quebecor Media Inc.		244.5
Videotron Ltd.	—
Sun Media Corporation	—
Osprey Media Publishing Inc.	$2.2
Quebecor Media Parent	218.0
Other (subsidiaries not 100% owned)	24.3

		$244.5

[1]	Classified under “Derivative financial instruments” and/or “Other assets” in Quebecor Media Inc.’s financial statements.

/2

CABLE

Supplementary Disclosure
June 30, 2008
Operating Results

	2008		2007
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Homes Passed (‘000)	2,520	2,507	2,497	2,487	2,475
Basic Subscribers (‘000)	1,660	1,652	1,638	1,616	1,585
Basic Penetration	65.9%	65.9%	65.6%	65.0%	64.0%
Extended Tier Subscribers (‘000)	1,416	1,402	1,383	1,356	1,326
Extended Tier Penetration	85.3%	84.9%	84.4%	83.9%	83.7%
Digital Set-Top Boxes (‘000)	1,053	1,009	953	877	819
Digital Subscribers (‘000)	831	803	768	720	679
Digital Penetration	50.1%	48.6%	46.9%	44.6%	42.8%
Cable Internet Subscribers (‘000)	989	965	933	899	854
Cable Internet Penetration	59.6%	58.4%	57.0%	55.6%	53.9%
Cable Telephony Subscribers (‘000)	743	692	636	574	504
Cable Telephony Penetration	44.8%	41.9%	38.8%	35.5%	31.8%
Wireless Lines (‘000)	55	50	45	39	31

	2nd Quarter			YTD
(in millions)	2008	2007	VAR	2008	2007	VAR
Revenues	$447.5	$371.9	20.3%	$878.1	$730.7	20.2%
Cable Television	203.6	182.0	11.9%	398.8	359.7	10.9%
Internet	124.2	102.3	21.4%	244.2	201.5	21.2%
Telephony	77.8	48.2	61.4%	149.7	90.5	65.4%
Business Solution	15.8	17.7	-10.7%	33.6	35.2	-4.5%
Other	26.1	21.7	20.3%	51.8	43.8	18.3%
EBITDA	$182.2	$145.7	25.1%	$378.1	$294.7	28.3%
EBITDA Margin (%)	40.7%	39.2%		43.1%	40.3%
CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipment	$32.5	$28.0		$57.9	$55.6
Scalable Infrastructure	28.2	11.1		51.8	35.0
Line Extensions	13.5	5.3		25.8	8.0
Upgrade / Rebuild	13.9	14.5		22.3	32.2
Support Capital	16.8	9.1		43.5	24.8

Total — NCTA Classification	$104.9	$68.0	54.3%	$201.2	$155.5	29.4%
Other	0.8	0.8		0.9	1.6

Total — Additions to PP&E	$105.7	$68.8	53.6%	$202.1	$157.1	28.6%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$40.96	$38.28		$40.24	$37.90
Total ARPU	$81.59	$69.95		$79.99	$68.66

/3

NEWSPAPERS

Supplementary Disclosure
June 30, 2008
Operating Results

	2nd Quarter			YTD
	2008	2007	VAR	2008	2007	VAR
Linage
Urban Dailies	44,111	44,943	-1.9%	83,827	85,907	-2.4%
(in millions)
Revenues	$307.5	$241.8	27.2%	$574.9	$462.1	24.4%
Advertising	237.2	190.5	24.5%	440.2	360.0	22.3%
Circulation	46.7	38.2	22.3%	92.4	76.8	20.3%
Other	23.6	13.1	80.2%	42.3	25.3	67.2%

Urban Dailies[1]	$170.8	$172.0	-0.7%	$325.3	$333.1	-2.3%
Community Newspapers[1]	77.4	75.2	2.9%	141.5	140.8	0.5%
Osprey Media Publishing Inc.	57.0	—	n.m.	107.1	—	n.m.

EBITDA	$72.6	$54.7	32.7%	$118.4	$89.2	32.7%
EBITDA Margin (%)	23.6%	22.6%		20.6%	19.3%
Change in Newsprint Expense[2]			-20.0%			-17.0%
[1]	Before eliminations.

[2]	Including Osprey Media Publishing Inc. in 2007 for comparative purposes.

/4

QUEBECOR MEDIA INC.

Supplementary Disclosure
June 30, 2008
Shares Held in Subsidiaries

	Number
	of shares		Equity (%)	Voting (%)
TVA Group Inc.	12,227,271		50.9%	99.9%
Canoe Inc.	651	[1]	93.2%[2]	100.0%[2]
[1]	Excluding 104 shares that are held by TVA.

[2]	Including Quebecor Media Inc.’s interest in the 104 shares held by TVA Group Inc.

/5

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
/s/ Claudine Tremblay
By: Claudine Tremblay
Vice-President and Secretary

Date: August 5, 2008